

April 4, 2005





Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames: Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   March 29, 2005 (Agricore United Welcomes Federal Assistance for Farmers)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 4/7

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com


Agricore
United™

AGRICORE UNITED WELCOMES FEDERAL ASSISTANCE FOR FARMERS

March 29, 2005 (Winnipeg) –Agricore United welcomed the federal government's announcement today of $1 billion in immediate assistance to Canadian farmers.

The program includes a general payment of $841.5 million for all eligible producers under the Farm Income Payment Program, with funds to start flowing in April.

Agricore United Chair, Wayne Drul, says he's pleased the majority of assistance will be provided to the cattle and grains and oilseeds sectors, which have been hit hardest by BSE and adverse weather. While the program is not a long-term fix, Drul notes it is a much-needed boost to farmers as they gear up for spring seeding.

"I'm pleased to see the Canadian government recognizes the unprecedented series of challenges our industry has faced over the past year and is prepared to act," says Drul, himself a grains and oilseeds farmer from Oakburn, Manitoba. "While this program is only an interim step, I believe it's a sign government officials are listening to farmers' concerns."

Drul also commends Agriculture and Agri-Food Minister Andy Mitchell's commitment to a long-term plan to improve farm incomes.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For further information please contact:

Cam Dahl
Government Relations/Policy
Development Officer
Agricore United
Bus: 204-954-1122
Cel: 204.223.2160
Cdahl@agricoreunited.com